UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

EXPLANATORY NOTE

Compañía de Minas Buenaventura S.A.A. (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K, dated December 31, 2020 (the “Original 6-K”), solely to furnish a corrected version of the translation set forth in the Original 6-K.

The revised translation replaces the third paragraph of the first bullet for the following paragraph: “The company, in accordance with the current legal framework, has entered into negotiations with SUNAT in order to obtain the deferral and fractioning of the outstanding amounts corresponding to the 2007/2008 and 2009/2010 periods, which in the aggregate amount to S/ 2,107 million (where S/ 373 million correspond to taxes and S/1,734 million correspond to penalties and accrued interest). The purpose of such request is to obtain approval to pay such outstanding amounts over a six year term, in addition to making interest payments in connection with such fractioning. The requested fractioning would involve an initial payment in an amount equal to 14% and 66 equal installments for the remaining amounts. In order to finalize the deferral and fractioning with SUNAT, the company is required to deliver Letters of Guarantee in an amount equal to the aggregate outstanding debt, in accordance with applicable law, which caused the company to enter into the “Syndicated Letters of Guarantee” transaction referred to in the first paragraph.”

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

******

TRANSLATION

December 30, 2020

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

Dear Sirs:

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

•	Today, the company has closed on the financing transaction “Syndicated Letters of Guarantee” with a group of financial entities, in order for them to issue the Letters of Guarantee required by the National Customs and Tax Administration Superintendence (Superintendencia Nacional de Aduanas y de Administración Tributaria or “SUNAT”) in order to grant the company’s deferral and fractioning request.

Further to the above, the company notes that it commenced administrative proceedings before SUNAT, appealing SUNAT’s refusal to recognize the company’s deductions in respect of contracts for physical deliveries and certain contractual payments made by the Company during 2007 and 2008, on the basis that such payments would, according to SUNAT, correspond to an early settlement of financial derivative contracts where the Company did not establish the purpose or risks covered by such instruments. Thereafter, the Tax Court dismissed the appeals filed by the company against the Resolutions issued by SUNAT, whereby the aggregate tax debt became due and payable. The purpose of such resolutions is to collect the amounts set forth in the Assessment Resolutions (Resoluciones de Determinación) that, as duly disclosed in the notes to our financial statements for the year ended December 31, 2019.

The company, in accordance with the current legal framework, has entered into negotiations with SUNAT in order to obtain the deferral and fractioning of the outstanding amounts corresponding to the 2007/2008 and 2009/2010 periods, which in the aggregate amount to S/ 2,107 million (where S/ 373 million correspond to taxes and S/1,734 million correspond to penalties and accrued interest). The purpose of such request is to obtain approval to pay such outstanding amounts over a six year term, in addition to making interest payments in connection with such fractioning. The requested fractioning would involve an initial payment in an amount equal to 14% and 66 equal installments for the remaining amounts. In order to finalize the deferral and fractioning with SUNAT, the company is required to deliver Letters of Guarantee in an amount equal to the aggregate outstanding debt, in accordance with applicable law, which caused the company to enter into the “Syndicated Letters of Guarantee” transaction referred to in the first paragraph.

•	The transaction “Syndicated Letters of Guarantee” required the company to enter into a Temporary Agreement which set forth the terms and conditions for the issuance of Letters of Guarantee required by SUNAT, in an amount of up to S /2,151 million soles. The Temporary Agreement will be replaced by a definitive agreement, within the term set forth in said agreement.

Additionally, the execution of the Transitory Agreement also involved the granting of certain collateral by the company and some of its subsidiaries, such as a lien on the shares owned by the company in Empresa de Generación Huanza S.A., Sociedad Minera El Brocal S.A.A and Sociedad Minera Cerro Verde S.A.A., as collateral for the secured obligations arising from the Transitory Agreement, the company’s outstanding Syndicated Loan and the ISDA Hedge Agreements that were entered into concurrently with the execution of the Syndicated Loan.

•	We also note that yesterday, in the context of the negotiations for the closing of the “Syndicated Letters of Guarantee” transaction, which includes the granting of the aforementioned collateral, the company convened a Shareholders’ Meeting which will discuss the agenda seg forth in the applicable call notice.

•	The Company will continue to exercise its lawful right to defend itself by means of the corresponding legal proceedings with the expectation of obtaining a final favorable outcome.

Yours faithfully,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 5, 2021	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer